Filed pursuant to Rule 253(g)(2)

File No. 024-11500

OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED DECEMBER 22, 2021

(To the offering circular dated SEPTEMBER 22, 2021 and qualified on September 27, 2020)

elektros, INC.

(Exact name of registrant as specified in its charter)

Date: December 22, 2021

Nevada	3771	85-4235616
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1626 South 17th Avenue
Hollywood, Florida

Telephone: 347-885-9734

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Elektros, Inc. (the "Company," "we," "us," or "our") dated September 22, 2021 and qualified by the Commission on September 27, 2021 ("Offering Circular") .

The purpose of this Supplement is to disclose that we are broadening our business plan to add and develop electric vehicles that will be available to rent to the public sector. In addition, our URL for our website will be https://www.elek.world. It is anticipated that the website will be up and running soon.